UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934

                       (Amendment No. ___)*


                         MILLENNIA, INC.
 --------------------------------------------------------------
                        (Name of Issuer)

             Common Stock, par value $0.001 per share
 --------------------------------------------------------------
                 (Title of Class of Securities)


                           60036M 20 2
                  ----------------------------
                         (CUSIP Number)


                            Pam Halter
                     1126 Whispering Oaks Dr.
                       DeSoto, Texas 75115
                          (972) 230-9000
  -------------------------------------------------------------
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)



                             May 8, 2011
                  ----------------------------
                  (Date of Event which Requires
                    Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e),
(f) or (g), check the following box [    ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                           SCHEDULE 13D

CUSIP NO. 60036M202                               Page 2 of 6


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Pam J. Halter
-------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  [   ]
                                                              (b)  [   ]
-------------------------------------------------------------------------

3    SEC USE ONLY

-------------------------------------------------------------------------

4    SOURCE OF FUNDS

     PF
-------------------------------------------------------------------------

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                       [   ]

-------------------------------------------------------------------------

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Texas
-------------------------------------------------------------------------
                  |
     NUMBER OF    |
                  |
      SHARES      |7   SOLE VOTING POWER
                  |
                  |     36,500,000
                  |------------------------------------------------------
   BENEFICIALLY   |
                  |
     OWNED BY     |8   SHARED VOTING POWER
                  |
                  |     0
                  |------------------------------------------------------
       EACH       |
                  |
    REPORTING     |9   SOLE DISPOSITIVE POWER
                  |
                  |     36,500,000
                  |------------------------------------------------------
      PERSON      |
                  |
       WITH       |10  SHARED DISPOSITIVE POWER
                  |
                  |     0
-------------------------------------------------------------------------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
    REPORTING PERSON

    36,500,000
-------------------------------------------------------------------------

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                  [  ]
-------------------------------------------------------------------------

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    94%
-------------------------------------------------------------------------

14  TYPE OF REPORTING PERSON

    IN
-------------------------------------------------------------------------

                          Schedule 13D
                          ------------
                   Filed Pursuant to Rule 13d-1

Item 1    Security and Issuer
          -------------------

     This Statement on Schedule 13D relates to the common stock, par value $0.001 per share (the "Common Stock") of Millennia, Inc., a Nevada corporation (the "Issuer") and is being filed by Pam J. Halter (the "Reporting Person"). The Issuer's principal executive offices are located at 1126 Whispering Oaks, DeSoto, Texas 75115.

Item 2    Identity and Background
          -----------------------

    (a)  NAME.  The name of the Reporting Person is Pam J. Halter.

    (b) BUSINESS ADDRESS. The business address for the Reporting Person is 1126 Whispering Oaks, DeSoto, Texas 75115.

    (c) OCCUPATION AND EMPLOYMENT. The Reporting Person is an investor.

    (d) and (e) PROCEEDINGS. During the previous five (5) years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor has the Reporting Person been party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

    (f) CITIZENSHIP. The Reporting Person is a Texas resident and citizen of the United States.


Item 3    Source and Amount of Funds or Other Consideration
          -------------------------------------------------

     The Reporting Person is the beneficial owner of 36,500,000 shares (the "Shares") of the Issuer's Common Stock, which it acquired May 8, 2011, pursuant to an agreed cancellation of a $200,000 promissory note payable by Reunion Sports Group, LLC, which issued such note as part of the consideration for the purchase of the Shares. In connection with such change of control, the existing officers and directors of the Issuer resigned and appointed the Reporting Person as the sole officer and director.

Item 4    Purpose of Transaction
          ----------------------

     The Shares were acquired by the Reporting Person in lieu of foreclosure of the Shares. Reporting Person will hold the Shares for investment purposes and will seek to locate a buyer for the Shares or a suitable acquisition by which the Issuer may restart an operating business.

     The Reporting Person does not have any current plans or proposals which would relate to or would result in:

     * an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     * a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     * any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board, other than as described in the Agreement;

     * any material change in the present capitalization or dividend policy of the Issuer;

     * any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

     * changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

     * causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     * a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     *    any action similar to any of those enumerated above.


Item 5    Interest in Securities of the Issuer
          ------------------------------------

    (a)  AGGREGATE NUMBER AND PERCENTAGE OF SECURITIES.  The
         Reporting Person is the beneficial owner of 36,500,000 shares of Common Stock of the Issuer, representing approximately 94% of the class.

     (b) POWER TO VOTE AND DISPOSE. The Reporting Person has sole voting and dispositive power over the shares identified in response to Item 5(a) above.

     (c) TRANSACTIONS WITHIN THE PAST 60 DAYS. Except as noted herein, the Reporting Person has not effected any other transactions in the Issuer's securities, including its shares of Common Stock, within sixty (60) days preceding the date hereof.

     (d)  CERTAIN RIGHTS OF OTHER PERSONS. Not applicable.

     (e)  DATE CASED TO BE A 5% OWNER.  Not applicable.

Item 6    Contracts, Arrangements, or Understandings or
          Relationships with respect to Securities of the Issuer
          ------------------------------------------------------

          The Reporting Person does not have any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. The
Reporting Person has not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Person subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

Item 7    Material to be filed as Exhibits
          --------------------------------

          1.  Consent Agreement dated April 19, 2011 between
          Reporting Person and Reunion Sports Group, LLC.



     After reasonable inquiry and to the best of the Reporting Person's knowledge and belief, the undersigned hereby certifies that the information set forth in this Schedule is true, complete and correct.


Date:  May 9, 2011

                                 /s/  PAM J. HALTER
                                 ---------------------------
                                 Pam J. Halter

                 Attention:  Intentional misstatements or
                   omissions of fact constitute Federal
                criminal violations (See 18 U.S.C.  1001).

                                                               EXHIBIT 1


                          AGREEMENT

This Agreement ("Agreement") is made and entered into as of April
19, 2011, by and among Pam J. Halter ("PJH") and Reunion Sports
Group LLC ("Reunion").

WHEREAS on September 14, 2010 Reunion issued a Promissory Note ("Promissory Note") in the amount of Two Hundred Thousand dollars ($200,000.00) to Millennia, Inc. ("Millennia") due on January 28, 2011 ("Maturity Date"). Millennia in turn endorsed the note and the attached collateral over to Pam J. Halter with full recourse. A true copy of the original promissory note is attached as Exhibit A; and

WHEREAS on February 7, 2011 the due date of the Promissory Note was extended to March 7, 2011; and

WHEREAS Reunion did not make the required payment on March 7, 2011 and acknowledges herewith being in default; and

WHEREAS Reunion wishes for PJH to accept the collateral attached to the Note (36,500,000 shares of Millennia, Inc.) in full satisfaction of the unpaid balance due on the note.

NOW THEREFORE for and in consideration of the premises and the respective covenants, agreements and obligation hereinafter set forth, PJH and Reunion do hereby agree as follows:

     1. PJH hereby accepts the 36,500,000 shares of Millennia, Inc. in full satisfaction of the unpaid balance due on the note.

     2. The current Board of Directors of Millennia, Inc. shall tender their resignations effective as of April 19, 2011 as officers and directors of Millennia and prior to their resignation appoint Pam J. Halter to become the sole director and President and Chief Executive Officer of Millennia.

     3. Millennia's wholly owned subsidiary United League
Baseball, Inc. is hereby conveyed back to Reunion Sports Group
LLC who is assuming any and all liabilities said entity may have incurred.

IN WITNESS WHEREOF, this Agreement was duly executed as of the date set forth above.

 Pam J. Halter                     Reunion Sports Group LLC


/s/ Pam J. Halter                  By: /s/ John Bryant
---------------------                   ----------------------
                                        John Bryant - President